SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

5 December 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 05 December 2006

* Print the name and title of the signing officer under his signature.

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release:  5 December 2006

ANZ extends Chief Executive Officer, John McFarlane’s contract to facilitate succession process

The ANZ Board today announced that it had agreed to extend the contract of the Chief Executive, Mr John McFarlane, until 31 December 2007 or later if required by the succession process.

The extension will provide flexibility for orderly succession at ANZ and ensure the strategy and momentum continues.

The ANZ Chairman, Mr Charles Goode said:  “Over the past nine years, ANZ has had great success under John’s leadership.  As the Board looks ahead to the next period however, one of its major responsibilities is well managed succession planning and ensuring we have the necessary flexibility to produce the best outcome for ANZ’s long term success.  The extension of John McFarlane’s contract gives us that flexibility.”

Mr McFarlane said:  “It is important that the CEO of any company does not stay too long.  It was always intended that I would retire at the end of my current three year contract, subject to an orderly transition, and this remains the case.  The Board, the Chairman and I are working together to ensure we have the best available successor and an effective handover.”

Mr Goode added:  “The succession process has been underway for a few months and John McFarlane and the Board are in total agreement on this process.   The Board has established a Succession Committee comprising of Margaret Jackson, David Gonski, and myself as Chairman.   We have commenced a benchmarking and external search process led by executive search firm, Whitehead Mann.  This will include carefully reviewing a number of excellent internal candidates.

“Our focus is on appointing an executive who is empathetic to our strategy, capable of continuing ANZ’s record of growth and who can continue the strong working relationship between the Board and management which John has helped establish.

“The extension of John’s contract gives the Board the scope to focus on producing the best succession outcome for ANZ rather than being constrained by specific dates or arbitrary timetables,” Mr Goode said.

For media enquiries contact: Paul Edwards Head of Corporate Communications Tel: 0409-655 550 Email: paul.edwards@anz.com	For investor enquiries contact: Stephen Higgins Head of Investor Relations Tel: 03-9273 4185 or 0417-379 170 Email: higgins@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522